                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           LAIDLAW GLOBAL CORPORATION
                           --------------------------
                                (Name of Issuer)

                   COMMON STOCK, $0.00001 PAR VALUE PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                   507306108
                                   ---------
                                 (CUSIP Number)

                              Third Security, LLC
                               The Governor Tyler
                            Radford, Virginia 24141
                       Attention:  Marcus E. Smith, Esq.
                          Telephone No.: 540-633-7971
                          ---------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                            John Owen Gwathmey, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                               December 21, 2001
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
                 schedule because of Rule 13d-1(e), 13d-1(f) or
                  or 13d-1(g), check the following box [   ].

                               Page 1 of 5 Pages

CUSIP No. 507306108                   13D                      Page 2 of 5 Pages


1.                       NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Randal J. Kirk
----------------------------------------------------------------------------------------------------
2.                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)    [ ]
                                                                                          (b)    [X]
----------------------------------------------------------------------------------------------------
3.                       SEC USE ONLY
----------------------------------------------------------------------------------------------------
4.                       SOURCE OF FUNDS
                           OO
----------------------------------------------------------------------------------------------------
5.                       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  [ ]
                         2(d) or 2(e)
----------------------------------------------------------------------------------------------------
6.                       CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
----------------------------------------------------------------------------------------------------
     NUMBER OF
                         7.  SOLE VOTING POWER
      SHARES                 0
                       -----------------------------------------------------------------------------
   BENEFICIALLY          8.  SHARED VOTING POWER
                             0
     OWNED BY          -----------------------------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER
  EACH REPORTING             0
                       -----------------------------------------------------------------------------
    PERSON WITH         10.  SHARED DISPOSITIVE POWER
                             0
----------------------------------------------------------------------------------------------------
11.                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         0
----------------------------------------------------------------------------------------------------
12.                      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]
----------------------------------------------------------------------------------------------------
13.                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.0%
----------------------------------------------------------------------------------------------------
14.                      TYPE OF REPORTING PERSON
                         IN
----------------------------------------------------------------------------------------------------

CUSIP No. 507306108                   13D                      Page 3 of 5 Pages

1.                       NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Third Security, LLC (54-1923091)
----------------------------------------------------------------------------------------------------
2.                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)    [ ]
                                                                                          (b)    [X]
----------------------------------------------------------------------------------------------------
3.                       SEC USE ONLY
----------------------------------------------------------------------------------------------------
4.                       SOURCE OF FUNDS
                         WC
----------------------------------------------------------------------------------------------------
5.                       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                         2(d) or 2(e)                                                            [ ]
----------------------------------------------------------------------------------------------------
6.                       CITIZENSHIP OR PLACE OF ORGANIZATION
                         Virginia
----------------------------------------------------------------------------------------------------
     NUMBER OF
                                  7.  SOLE VOTING POWER
      SHARES                          0
                       -----------------------------------------------------------------------------
   BENEFICIALLY                   8.  SHARED VOTING POWER
                                      0
     OWNED BY          -----------------------------------------------------------------------------
                                  9.  SOLE DISPOSITIVE POWER
  EACH REPORTING                      0
                       -----------------------------------------------------------------------------
    PERSON WITH                  10.  SHARED DISPOSITIVE POWER
                                      0
----------------------------------------------------------------------------------------------------
11.                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         0
----------------------------------------------------------------------------------------------------
12.                      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]
----------------------------------------------------------------------------------------------------
13.                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.0%
----------------------------------------------------------------------------------------------------
14.                      TYPE OF REPORTING PERSON
                         OO
----------------------------------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated December 4, 2001 and filed on December 14, 2001 (the "Original Schedule 13D") relating to the common stock, par value $0.00001 per share (the "Common Stock"), of Laidlaw Global Corporation, a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and Third Security, LLC, a Virginia limited liability company ("Third Security" and, together with Mr. Kirk, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of shares of Common Stock by the Reporting Persons. As described in this statement, Mr. Kirk is joining Third Security in filing this Amendment because, as the sole member of Third Security, Mr. Kirk may have been deemed to indirectly beneficially own the shares of Common Stock that were directly beneficially owned by Third Security.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "On December 21, 2001, Third Security exercised its put option under the Call and Put Option Agreement to put $300,000, or 1,609,442 shares, of common stock of the Issuer owned by Third Security to the Issuer in exchange for increasing the outstanding principal balance on the Note issued to Third Security by the Issuer on December 4, 2001 from $1,500,000 to $1,800,000.

     On December 21, 2001, Third Security entered into a Stock Purchase Agreement with the Issuer pursuant to which the Issuer agreed to sell to a wholly owned subsidiary of Third Security all of the issued and outstanding shares of H&R Acquisition Corp., a New York corporation ("H&R Acquisition"), owned by Laidlaw Holdings, Inc., a wholly owned subsidiary of the Issuer. Third Security acquired the Issuer's shares of H&R Acquisition as of December 26, 2001, and as part of such closing, agreed to terminate the LOI. As a result, Third Security no longer beneficially owns any shares of Common Stock of the Issuer."

     Item 5(e) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The Reporting Persons, collectively as a group and each of them individually, ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on December 26, 2001."

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     The following document is filed as an exhibit hereto and is incorporated herein by reference:

     Exhibit 99.1 Joint Filing Agreement, dated as of December 14, 2001, by and between Randal J. Kirk and Third Security, LLC (previously filed as Exhibit 99.1 to the Statement on Schedule 13D, dated December 4, 2001, filed by the Reporting Persons with the Securities and Exchange Commission on December 14, 2001 and incorporated herein by reference).


                               Page 4 of 5 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  December 31, 2001                        /s/ Randal J. Kirk
                                                ------------------
                                                    Randal J. Kirk

Date:  December 31, 2001                        THIRD SECURITY, LLC

                                                By: /s/ Randal J. Kirk
                                                    ------------------
                                                        Randal J. Kirk
                                                        Manager

                                Page 5 of 5 Pages